EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Anderson Energy Ltd.

We consent to the use of our audit report dated March 16, 2012 with respect to the consolidated statements of financial position of Anderson Energy Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information included in this annual report on Form 40-F.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

March 16, 2012

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP